Exhibit 99.1

ROGERS COMMUNICATIONS INC.

ANNUAL INFORMATION FORM

(for the fiscal year ended December 31, 2012)

February 21, 2013

ROGERS COMMUNICATIONS INC.

ANNUAL INFORMATION FORM INDEX

The following is an index of the Annual Information Form (“AIF”) of Rogers Communications Inc. referencing the requirements of Form 51-102F2 and Form 52-110F1 of the Canadian Securities Administrators. Certain parts of this Annual Information Form are contained in RCI’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2012 (“MD&A”), and RCI’s 2012 Annual Audited Consolidated Financial Statements, each of which is filed on SEDAR at sedar.com and incorporated herein by reference as noted below.

Page reference / incorporated by reference from
			Annual Information Form	2012 MD&A
Item 1	—	Cover Page	p. 1
Item 2	—	Index	p. 2
Item 3	—	Corporate Structure
3.1	—	Name, Address and Incorporation	p. 3
3.2	—	Intercorporate Relationships	pgs. 4-7
Item 4	—	General Development of the Business
4.1	—	Three Year History	pgs. 7-13
4.2	—	Significant Acquisitions	p. 13
Item 5	—	Narrative Description of the Business
5.1	—	General — Business Overview	p. 13	p. 26
	—	Wireless Business		p. 26
	—	Cable Business		p. 27
	—	Business Solutions		p. 27
	—	Media Business		pgs. 27-28
	—	Employees		p. 48
	—	Properties, Trademarks, Environmental and Other Matters	pgs. 13-14
5.2	—	Risk Factors	p. 14	pgs. 63-67
Item 6	—	Dividends
6.1	—	Dividends	p. 14	p. 54
Item 7	—	Description of Capital Structure
7.1	—	General Description of Capital Structure	p. 15
7.2	—	Constraints	p. 15
7.3	—	Ratings	p. 16
Item 8	—	Market for Securities
8.1	—	Trading Price and Volume	p. 17
8.2	—	Prior Sales	p. 17
Item 9	—	Escrowed Securities	p. 17
Item 10	—	Directors and Officers	pgs. 18-23
Item 11	—	Promoters	p. 25
Item 12	—	Legal Proceedings and Regulatory Actions	p. 25
12.1	—	Legal Proceedings	p. 25	pg. 65-66
12.2	—	Regulatory Actions	p. 25
Item 13	—	Interest of Management and Others in Material Transactions	p. 25
Item 14	—	Transfer Agents and Registrars	p. 25
Item 15	—	Material Contracts	p. 25
Item 16	—	Interests of Experts
16.1	—	Name of Experts	p. 25
16.2	—	Interests of Experts	p. 25
Item 17	—	Audit Committee
17.1	—	Audit Committee Mandate	pgs. 26-31
17.2	—	Composition of the Audit Committee	p. 31
17.3	—	Relevant Education and Experience	p. 31
17.4	—	Reliance on Certain Exemptions	p. 31
17.5	—	Reliance on the Exemption in Subsection 3.3(2) or Section 3.6	p. 31
17.6	—	Reliance on Section 3.8	p. 31
17.7	—	Audit Committee Oversight	p. 32
17.8	—	Pre-Approval Policies and Procedures	p. 32
17.9	—	External Auditor Service Fee	p. 32
Item 18	—	Additional Information
18.1	—	Additional Information	p. 33

ITEM 3 — CORPORATE STRUCTURE

Item 3.1 — Name, Address and Incorporation

Rogers Communications Inc. (“RCI”) is a diversified public Canadian communications and media company. RCI was amalgamated under the Business Corporations Act (British Columbia). The registered office is located at 2900-550 Burrard Street, Vancouver, British Columbia, V6C 0A3 and the head office is located at 333 Bloor Street East, 10th Floor, Toronto, Ontario, M4W 1G9.

In this AIF, the terms “we”, “us”, “our”, “Rogers” and “the Company” refer to RCI and our subsidiaries.

For the purposes of this AIF, Rogers’ operations have been reported in the following segments as at December 31, 2012:

•	“Wireless”, which refers to our wireless communications operations, carried on by our wholly owned subsidiary Rogers Communications Partnership (“RCP”);

•	“Cable”, which refers to our cable communications operations, including cable television, Internet and cable telephony, carried on by RCP;

•

“Business Solutions” (“RBS”), which refers to our operations that offer wired telephony, data networking and IP services for Canadian businesses and governments, as well as making some of these offerings available on a wholesale basis to other telecommunications providers, carried on by RCP; and

•

“Media”, which refers to our wholly-owned subsidiary Rogers Media Inc. and its subsidiaries, including Broadcasting (consisting of Radio and Television), Publishing, Digital Media and Sports Entertainment, each as described below under the heading “Media”.

Item 3.2 — Intercorporate Relationships

The following summary organization chart illustrates the structure of the principal subsidiaries of RCI, and indicates the jurisdiction of organization of each entity shown.

(1)	Unless otherwise noted ownership is 100% with the exception that (i) RCI holds an 89% interest in RCP and Fido Solutions Inc. (“Fido”) holds an 11% interest in RCP; (ii) Fido holds 1,000,000 Series XXXIV and Series XXXVI Preferred shares of RCI.
(2)	Rogers Broadcasting Limited holds 100% of Rogers Sportsnet Inc. directly and indirectly through its subsidiary Rogers Sports Group Inc.
(3)	Blue Jays Holdco Inc., through its subsidiaries, holds a 100% interest in the Toronto Blue Jays Baseball Club (“Blue Jays”) and Rogers Centre.

WIRELESS

Wireless is Canada’s largest wireless communications service provider, with approximately 9.4 million subscribers, representing approximately a 34% share of the Canadian wireless market as of December 31, 2012.

Wireless operates on the Global System for Mobile communications/High-Speed Packet Access Plus/Long-Term Evolution (“GSM/HSPA+/LTE”) wireless network technology platforms. Wireless is the Canadian leader in the deployment of innovative new wireless network technologies, devices and services, including being the first in Canada to deploy an LTE ultra high speed network that now reaches roughly 60% of the Canadian population. This, combined with roaming agreements with international carriers in more than 200 other countries, helps ensure that Wireless’ customers have one of the broadest reaches of network coverage.

Wireless offers voice and high-speed data services, as well mobile devices and accessories across Canada. Services are available under either postpaid or prepaid options. Wireless’ networks provide customers with advanced high-speed wireless data services.

Wireless markets and sells its services and products under the Rogers, Fido and chatr brands. An extensive distribution network across Canada includes an independent dealer network; Company-owned Rogers stores, Fido and chatr retail stores, major retail chains and convenience stores. Wireless also offers many of its services and products on the rogers.com, fido.ca and chatrwireless.com e-business websites and through call centres and outbound telemarketing. The information contained in or connected to our websites is not a part of and not incorporated into this AIF.

CABLE

Cable is one of Canada’s largest providers of cable television and high-speed Internet access.

As at December 31, 2012, Cable had 2.2 million television subscribers, representing approximately 31% of all cable television subscribers in Canada, and 1.9 million high-speed Internet subscribers. Cable is also an alternative to the traditional telephone companies, providing home phone services to approximately 1.1 million customers under the Rogers Home Phone brand.

As of June 2012, Rogers’ retail stores no longer rent or sell DVDs and games and now focus exclusively on sales and service relating to Rogers’ wireless and cable products. The second quarter of 2012 was the last period for operations of the Video sub-segment of the Cable segment, with the remnants of that business now treated as discontinued operations for accounting and reporting purposes.

Cable offers a richly featured and highly competitive digital video offering, including a comprehensive range of television programming and advanced features like HDTV. Rogers Anyplace TV, Canada’s first online destination for specialty TV programming, movies, sports and web-only extras, is offered to all Rogers customers across Canada, with Cable customers getting additional access to specialty and movie content based on their cable subscription. This service allows Cable subscribers to access TV programming online and for users to rent and stream new releases and an extensive library of titles online on an à la carte basis, all of which can be accessed via most Internet-connected computers, tablets and smartphones.

Cable also offers Internet services with multiple tiers of high-speed broadband, differentiated principally by bandwidth capabilities and monthly usage allowances. Rogers Home Phone is our voice telephony service for residences and small businesses. A variety of packages include competitive features such as caller ID, voice-mail and three-way calling, in addition to long-distance service.

Cable markets and sells its services and products through Rogers-owned retail stores, Rogers authorized dealers and an extensive network of third party retail locations across its network footprint. These stores provide customers with a single, direct channel that features Rogers’ wireless and cable products and services. Other distribution channels include rogers.com, call centres, outbound telemarketing, and door-to door agents.

ROGERS BUSINESS SOLUTIONS

RBS provides business telecom, data networking and Internet protocol (“IP”) solutions to medium and large enterprises, the public sector and carrier market segments. This dedicated, enterprise-focused unit delivers leading-edge communications services to Canadian businesses principally in and around Rogers’ Cable service territories. As at December 31, 2012, RBS serves over 5,500 on-net fibre connected buildings, a growth of 4% over the previous year. In addition, RBS’ fibre passes adjacent to an additional 17,600 near-net buildings.

RBS provides voice, data, IP and Ethernet solutions to small, medium and large businesses, governments and financial institutions. RBS offers a comprehensive multi-service suite of next generation services over an extensive national high-speed fiber, cable and wireless network backbone. Services are sold through a direct enterprise sales force, wholesale carrier network services team and third-party channel partners. Contracts for services are typically signed with customers on 1 to 5 year terms.

Optical Wave, Internet, Ethernet and Multi-Protocol Label Switching (“MPLS”) services are all marketed under the RBS brand. These services provide scalable and secure Metro and Wide Area private networking that enable and interconnect critical business applications for businesses that have one or multiple offices, data centres or points of presence (as well as cloud applications) across Canada. RBS services are backed by comprehensive Service Level Agreements. Recent RBS product offerings include innovative offerings such as Ethernet over Cable, SIP (“Session Initiated Protocol”) Trunking and cloud based Virtual Contact Centre.

All RBS services are deployed over a multiservice customer access devices that allow customers to scale and add services such as Private Networking, Internet, IP Voice (SIP) and Cloud solutions that seamlessly scale to address increasing demands of today’s real-time business applications.

MEDIA

Media is Canada’s premier combination of category-leading television and radio broadcasting, televised shopping, sports entertainment, publishing and digital media properties. Media operates:

•	55 radio stations across Canada;

•	Several television properties, including the City network, five multicultural OMNI stations, Sportsnet, specialty sports television services and a number of other specialty channels;

•	The Shopping Channel, Canada’s only nationally televised shopping service;

•	The Toronto Blue Jays Baseball Club;

•	Rogers Centre, Canada’s largest sports and entertainment facility; and

•	More than 50 well-known consumer magazines and trade and professional publications.

Media offers a diverse portfolio of products and services in five key areas:

Radio

Media’s Broadcasting Group operates 55 radio stations in markets across Canada, including popular radio brands such as 98.1 CHFI, 680 News, Sportsnet 590 The FAN, KISS 92.5, JACK FM and SONiC.

Television

Media’s Broadcasting Group also operates a number of conventional and specialty television stations, including:

•	City television network, which together with affiliated stations, has a distribution to approximately 80% of Canadian households;

•	OMNI multicultural television stations;

•	Specialty channels that include Outdoor Life Network, The Biography Channel (Canada), G4 Canada, FX (Canada), and CityNews Channel;

•	Sportsnet, featuring Sportsnet One, Sportsnet World, and Sportsnet HD; and

•	The Shopping Channel, Canada’s only national televised shopping channel with a significant and growing portion of its revenues generated from online sales.

Publishing

Media’s publishing division (“Publishing”) produces more than 50 publications – including many well-known consumer magazines such as Maclean’s, Chatelaine, Flare, Hello! Canada and Canadian Business – and is a leading publisher of marketing, medical, financial and trade publications. Publishing also has a broad digital presence with a number of online publications and continues to extend its content through new platforms.

Digital Media

To support and grow the above noted aspects of the portfolio, Media has also invested significantly in digital media properties, achieving a more than 100% year-over-year increase in unique visitors, making it one of the fastest-growing Canadian networks. Media is committed to growing its digital media presence by extending audience engagement across online and mobile platforms through investments in user experience and content, delivering advertising solutions for our clients, and investing in e-commerce.

Sports Entertainment

Media’s Sports Entertainment division comprises Canada’s only Major League Baseball team, the Toronto Blue Jays, as well as the Rogers Centre event venue, which hosts the Toronto Blue Jays’ home games and other professional league games, concerts, trade shows and special events.

ITEM 4 — GENERAL DEVELOPMENT OF THE BUSINESS

Item 4.1 — Three Year History

Recent Developments

2013 Year-to-Date Developments

•

On February 21, 2013, we announced that the Toronto Stock Exchange (“TSX”) had accepted a notice of RCI’s intention to renew our Normal Course Issuer Bid (“NCIB”) for our Class B Non-Voting shares for a further one-year period commencing February 25, 2013 and ending February 24, 2014. The notice provides that during such one-year period we may purchase on the TSX, the New York Stock Exchange (“NYSE”), and/or alternative trading systems up to the lesser of 35.8 million Class B Non-Voting shares and that number of Class B Non-Voting shares that can be purchased under the NCIB for an aggregate purchase price of $500 million.

•

On February 14, 2013, we announced an increase of 10% in the annual dividend from $1.58 to $1.74 per Class A Voting and Class B Non-Voting share. The new annual dividend of $1.74 per share will be paid in quarterly amounts of $0.435 per each outstanding Class A Voting and Class B Non-Voting share.

•

On February 14, 2013, we announced that the Company’s President and Chief Executive Officer, Nadir Mohamed, has decided to retire in January 2014. Mr. Mohamed has agreed to work with the board to ensure a seamless and orderly transition and to continue to lead the company in 2013. The RCI Board of Directors (our or the “Board”) will appoint a search committee and select a search firm to begin an international search.

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On January 14, 2013, we announced a multipart strategic transaction with Shaw Communications (“Shaw”) to acquire Shaw’s cable system in Hamilton, Ontario and secure an option to purchase Shaw’s Advanced Wireless Service (“AWS”) spectrum holdings in 2014. We will also sell to Shaw our one-third interest in specialty channel TVtropolis and enter into negotiations for the provision of certain services in Western Canada. Rogers’ net cash investment is expected to total approximately $700 million if all aspects of the transactions are approved.

2012 Highlights

•

In October 2012, Media completed the purchase of 100% of the outstanding shares of Score Media Inc. for $167 million. The shares of Score Media were transferred to an interim CRTC-approved trust which is responsible for the independent management of the business in the normal course of operations until CRTC final approval is obtained, at which point control over the Score Media business will transfer to Rogers. Score Media owns theScore Television Network, a national specialty TV service providing sports news, information, highlights and live event programming across Canada. Upon final regulatory approval, which is anticipated in the first half of 2013, Rogers will wholly own and control theScore Television Network and its related television assets and expects to rebrand the service under the Sportsnet brand.

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On August 22, 2012, along with BCE Inc., we completed the joint acquisition of a net 75% equity interest in Maple Leaf & Sports Entertainment (“MLSE”) from the Ontario Teachers’ Pension Plan. MLSE is one of Canada’s largest sports and entertainment companies which owns and operates the Air Canada Centre, the NHL’s Toronto Maple Leafs, the NBA’s Toronto Raptors, the MLS’ Toronto FC, the AHL’s Toronto Marlies and other real estate and entertainment assets. Rogers’ net cash investment was $540 million, representing a 37.5% equity interest in MLSE.

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On February 22, 2012, we increased the annualized dividend rate by 11% from $1.42 to $1.58 per Class A Voting and Class B Non-Voting share. The annual dividend of $1.58 per share was paid in quarterly amounts of $0.395 per each outstanding Class A Voting and Class B Non-Voting share. We paid $803 million in dividends to shareholders during 2012.

•

On February 22, 2012, we renewed our prior NCIB to repurchase Class B Non-Voting shares of RCI for a further one-year period. This allowed us to purchase up to the lesser of 36.8 million Class B Non-Voting shares, representing approximately 9% of the then-issued and outstanding Class B Non-Voting shares, and that number of Class B Non-Voting shares that could be purchased under the NCIB for an aggregate purchase price of $1.0 billion. During 2012, we purchased for cancellation 9,637,230 Class B Non-Voting shares for $350 million. All of these shares were purchased directly under the NCIB.

•

Generated moderate revenue growth of 2% in the Wireless segment, 1% in the Cable segment and 1% in the Media segment, with consolidated annual revenue increase of 1% led by strong data revenue increases at Wireless and Internet revenue increases at Cable. Adjusted operating profit rose 2% to $4,834 million, with adjusted operating profit margins of 39% resulting from revenue increase and cost efficiencies.

•

Increased pre-tax free cash flow, defined as adjusted operating profit less property, plant and equipment (“PP&E”) expenditures, and interest on long-term debt (net of capitalization), by 3% from 2011 levels to $2 billion due to a 2% increase in adjusted operating profit offset by modestly higher PP&E expenditures.

•

The increases in Wireless revenue and adjusted operating profit reflect a modest growth in subscribers and successful cost management initiatives, partially offset by the upfront investments associated with a record number of smartphone activations and upgrades, combined with a continued decline in voice ARPU. Adjusted operating profit margin as a percentage of network revenue for the year was 45.6%, essentially flat to 2011 levels.

•	Postpaid subscriber growth continued in 2012, with net additions of 268,000, while postpaid churn was reduced to 1.29% compared to 1.32% in 2011.

•	Revenues from wireless data services increased 17% to $2,722 million from $2,325 million in 2011 and represented approximately 41% of network revenue compared to 35% in 2011.

•

Postpaid monthly ARPU decreased 1.4% to $69.30 compared to $70.26 in 2011. This reflects the impact of competitive intensity and declines in roaming and out-of-plan usage revenues, which offset the significant growth in wireless data revenue. The trend of ARPU deterioration experienced at the start of the year reversed as the year went on and ended with growth of 1.6% in the fourth quarter.

•	Wireless activated and upgraded nearly 2.9 million smartphones, predominantly iPhone, Android and BlackBerry devices, helping bring smartphone penetration to 69% of the postpaid subscriber base.

•

Cable grew high-speed Internet subscribers by 71,000 and cable telephony lines by 22,000, while basic television and digital cable households decreased by 83,000 and 9,000, respectively compared to 2011.

•

Cable’s Internet penetration is now approximately 84% of our television subscriber base and 49% of the homes passed by our cable networks. In addition, digital penetration now represents approximately 80% of television households.

•

The cable telephony subscriber base continued to grow, ending the year with just under 1.1 million residential voice-over-cable telephony lines, which brought the total penetration of cable telephony lines to 49% of television subscribers.

•

Underlying the 13% year-over-year overall decline in RBS revenues was a strong 27% growth of revenue associated with the on-net and next generation IP-based services portions of the business. This shift to higher margin on-net services enabled RBS to generate 3% growth in adjusted operating profit while expanding adjusted operating profit margins by 420 basis points year-over-year.

•

Issued $1.1 billion of debt securities consisting of $500 million of 3.0% Senior Notes due 2017 (the “2017 Notes”) and $600 million of 4.0% Senior Notes due 2022 (the “2022 Notes”). The net proceeds from the offering were used to repay amounts outstanding under Rogers’ bank credit facility and for general corporate purposes, including funding Rogers’ investment in MLSE.

•

Entered into an accounts receivable securitization program on December 31, 2012, further supplementing our liquidity and sources of secured funding by up to $900 million and the initial funding was received on January 14, 2013, subsequent to the 2012 year-end.

•

Entered into a new, five-year $2.0 billion syndicated bank credit facility that will mature in July 2017. It replaces Rogers’ prior bank credit facility that was scheduled to expire in July 2013. At December 31, 2012, there were no advances outstanding under the bank credit facility which, together with our cash and cash equivalents and the committed funding available under the accounts receivable securitization program, provided for $3.1 billion of available liquidity.

•

Wireless expanded Canada’s first LTE 4G broadband network to cover approximately 60% of the population of the country, and continued to offer the largest selection of LTE devices of any carrier in Canada.

•

Together with CIBC, Rogers pioneered the first point-of-sale mobile credit card solution in Canada. The service allows Canadians to pay for purchases with their CIBC credit card wirelessly using the secure SIM card inside an NFC-enabled Rogers BlackBerry. This historic first — enabled by Rogers’ innovative network platform — has put Canada on the world stage as a leader in mobile commerce innovation.

•

Wireless introduced the “FLEXtab” wireless device upgrade program. It gives postpaid customers more flexibility than ever to opt for an early wireless device upgrade by simply paying a prorated portion of the unamortized subsidy at any point during their contract term.

•

Wireless redesigned and simplified its wireless offers and pricing tiers, reducing the complexity and service times for our sales and support teams. These new plans offer unlimited voice and text and a range of wireless data usage and device sharing options to meet the needs of our increasingly data-centric customer base.

•

Wireless launched another industry first, Rogers One Number, an IP-based service that allows Canadians to extend their Rogers Wireless phone number to their computer, tablet or home phone. Available exclusively to Rogers Wireless customers, the unique service lets customers text, talk and video chat with other Rogers One Number users from their various devices, all using their Rogers Wireless cellular number. This seamless, easy-to-use solution is simplifying how Canadians connect with family and friends.

•

Rogers and Wavefront opened the doors to a new Rogers Wireless Innovation Centre in Vancouver. The Centre will support current and emerging developers to get to market faster with innovative applications for connected devices to strengthen the wireless developer ecosystem in Canada, as well as educate companies about the benefits of machine-to-machine (“M2M”) technology.

•

Wireless announced an alliance with international mobile operators KPN, NTT Docomo, SingTel, Telefónica, Telstra and Vimpelcom to co-operate on global M2M business initiatives. The intent is to support a single, global platform that multinational customers can leverage to enable connected devices in multiple countries to better manage operations and reduce costs. Rogers is Canada’s M2M leader, committed to providing the enterprise tools and platforms for rapid delivery of next generation M2M connectivity across industries and market segments.

•

Wireless announced an alliance with Axeda Corporation that will accelerate the deployment and reduce the complexity around the development of M2M solutions in Canada. Rogers and SAP announced plans to deploy enterprise mobile applications that leverage the SAP mobile platform. This exclusive new offering will help simplify the way organizations mobilize their workforce, giving employees real-time access to enterprise mobile applications on tablets and smartphones that are traditionally used on desktop computers.

•

Cable unveiled NextBox 2.0, a suite of new features and functionality for the Rogers’ home television entertainment experience that gives customers control over where, when and how they view their favourite live and recorded programming. During the year, Cable further enhanced the NextBox 2.0 platform with the new Rogers Anyplace TV Home edition application for tablets. It provides a seamless TV and internet experience allowing customers to watch TV anywhere in their home, across multiple devices. Rogers is the first Canadian telecommunications company to offer an integrated remote PVR management and live TV streaming experience on tablets.

•

Cable demonstrated its commitment to bringing leading Internet experiences to Canadians by increasing speeds across approximately 90% of its footprint, including doubling the speed of our Ultimate tier to 150 Mbps. Cable continues to make significant network investments to deliver the fastest Internet speeds available to the most homes.

•

RBS announced the availability of SIP Trunking, a new IP-based voice solution for enterprises designed to complement its fibre-based Internet and WAN connectivity services. By merging voice services with a business data network, SIP Trunking solutions dynamically allocate bandwidth as needed to support voice and/or data needs depending upon capacity requirements during peak hours and also provide a platform for next generation IP-based video, mobile and productivity applications and services.

•

Media launched the City Saskatchewan television station following the acquisition of Saskatchewan Communications Network, marking another step in City’s geographic expansion towards a national footprint. Media also announced that City and Jim Pattison Broadcast Group signed long-term affiliate agreements that will deliver City programming to audiences on all three of Pattison’s television stations in western Canada.

•

On February 4, 2013, Media closed the agreement to acquire Metro 14 Montreal and the station was relaunched as City Montreal, which will enable the further expansion of the City broadcast TV network into the largest portion of the Quebec market. With the acquisitions and agreements put in place during 2012, City’s reach has increased by more than 20% to over 80% of Canadian households.

•

Media advanced Rogers’ strategy of delivering highly sought-after sports content anywhere, anytime, on any platform by strengthening the value of its sports brand, Sportsnet, which is further enhanced by Rogers’ 37.5% investment in MLSE.

•	The Toronto Blue Jays made several off-season all-star calibre player acquisitions and other moves that significantly boost the team’s depth.

2011 Highlights

•

On February 16, 2011, we renewed our prior NCIB for repurchases of our Class B Non-Voting shares through the facilities of TSX for a further one-year period ending February 21, 2012. The maximum number of Class B Non-Voting shares which we could purchase pursuant to the NCIB was the lesser of 39.8 million, representing approximately 9% of the then issued and outstanding Class B Non-Voting shares, and that number of Class B Non-Voting shares that could be purchased under the NCIB for an aggregate purchase price of $1.5 billion. Under the NCIB, we purchased for cancellation approximately 31 million Class B Non-Voting shares during 2011 for approximately $1.1 billion.

•

On February 16, 2011, we increased the annualized dividend from $1.28 to $1.42 per Class A Voting and Class B Non-Voting share. The annual dividend of $1.42 per share was paid in quarterly amounts of $0.355 per each outstanding Class A Voting and Class B Non-Voting share. We paid $758 million in dividends to shareholders during 2011.

•

We issued $1.85 billion aggregate principal amount of investment grade debt offerings during the year, consisting of $400 million of 6.56% Senior Notes due 2041 and $1,450 million of 5.34% Senior Notes due 2021. Among other things, proceeds of the offerings were used to repay bank debt and redeem both of our public debt issues maturing in 2012, including US$470 million of 7.25% Senior Notes and US$350 million of 7.875% Senior Notes. In total, we reduced our weighted average cost of borrowing to 6.22% at December 31, 2011 from 6.68% at December 31, 2010.

•

On January 4, 2011, we acquired Atria Networks LP (“Atria”) for cash consideration of $426 million. Atria, based in Kitchener, Ontario, owns and operates one of the largest fibre-optic networks in Ontario, delivering on-net data networking services to business customers in approximately 3,700 buildings in and adjacent to Cable’s service area.

•

On February 28, 2011, Cable acquired the assets of Compton Cable T.V. Limited (“Compton”) for cash of $40 million. Compton provides cable television, home phone and Internet services in Central Durham region.

•

Rogers turned on Canada’s LTE wireless network services across four of the country’s largest metropolitan areas — Toronto, Ottawa, Montreal and Vancouver — giving more than eight million Canadians access to the world’s fastest mobile network technology as at December 31, 2011. LTE is a next generation wireless technology that enables unparalleled connectivity, capable of speeds that are between three and four times faster than HSPA+.

•

Rogers began a $80 million investment to further enhance our wireless voice and data network in the Maritimes, extending the Rogers 4G HSPA+ coverage to almost one million more people across Nova Scotia, New Brunswick and Prince Edward Island, representing a 130% increase over the current population coverage of our network in those provinces.

•

During 2011, Rogers introduced and began offering an advanced real-time home monitoring and security service, which allows for remote access, monitoring and control from Internet connected computers and smartphones, as well as real time alerts and remote viewing. This service is marketed under the Rogers Smart Home Monitoring brand.

•	During 2011, Rogers and Bell Canada jointly agreed to dissolve the Inukshuk joint venture during 2012 and split the jointly owned spectrum between the two parties.

•

Media launched its CityNews Channel, a new 24-hour, interactive, local news channel in Toronto leveraging trusted news brands Citytv, 680 News and Maclean’s. Media also launched its reality TV competition series “Canada’s Got Talent” and its new Sportsnet Magazine, Canada’s first national biweekly sports magazine, leveraging the Rogers Sportsnet franchise and brand to connect readers with the premier source for sports features and opinion. Media also launched FX Canada.

•

On December 9, 2011, the Company announced that it, along with Bell Canada, is jointly acquiring a net 75 percent equity interest in Maple Leaf Sports and Entertainment Ltd. (“MLSE”) from the Ontario Teachers’ Pension Plan. MLSE is Canada’s preeminent leader in delivering top quality sports and entertainment experiences to fans. MLSE owns and operates the Air Canada Centre, the NHL’s Toronto Maple Leafs, the NBA’s Toronto Raptors, MLS’s Toronto FC, and the AHL’s Toronto Marlies, along with three television networks: Leafs TV, NBA TV Canada, and GOL TV Canada. Rogers’ net cash commitment, following a planned leverage recapitalization of MLSE, will total approximately $533 million, representing a 37.5 percent equity interest in MLSE and will be funded with currently available liquidity. The transaction is expected to close in mid-2012 and is subject to regulatory and league approvals.

•

In 2011, we applied for a license to operate a bank under the federal Bank Act. The bank, to be called Rogers Bank, will primarily focus on credit, payment and charge card services. The licence is being reviewed by the Office of the Superintendent of Financial Institutions Canada (“OSFI”) and is pending approval.

2010 Highlights

•

On November 4, 2010, we increased our ownership position in Cogeco Cable Inc. and Cogeco Inc. for investment purposes with the acquisition of 892,250 subordinate voting shares of Cogeco Cable Inc. and 946,090 subordinate voting shares of Cogeco Inc.

•

On October 26, 2010, the Board approved a Dividend Reinvestment Plan (“DRIP”) effective November 1, 2010. The DRIP enables eligible shareholders to have all or a portion of their regular quarterly cash dividends automatically reinvested in additional Class B Non-Voting shares of Rogers’ common stock. No commissions, service charges or brokerage fees will be payable by Plan participants in connection with additional shares acquired under the DRIP.

•

On October 1, 2010, we acquired 100% of the outstanding common shares of BV! Media Inc. (“BV! Media”) for cash consideration of $24 million. BV! Media is a Canadian internet advertising network and publisher of news and information portals.

•

On July 31, 2010, Cable divested certain assets related to its remaining circuit-switched operations, including co-location sites and related equipment. The remaining residential circuit-switched lines in Cable Operations are in the process of being transferred to a third party reseller. The portion of RBS’s business customer lines provisioned over these circuit switched co-location facilities will continue to be serviced by RBS under a separate wholesale arrangement.

•

On July 30, 2010, Cable acquired the assets of Kincardine Cable T.V. Ltd. (“Kincardine”) for cash consideration of $20 million. Kincardine provides cable television and Internet services in Kincardine, Ontario and the surrounding area.

•

On July 9, 2010, we acquired the assets of Cityfone Telecommunications Inc. (“Cityfone”) for cash consideration of $26 million. Cityfone is a Canadian mobile virtual network operator and offers postpaid wireless voice and data services in Canada to approximately 44,000 subscribers through private label programs with major Canadian brands.

•

On June 30, 2010, Rogers Wireless Partnership changed its name to Rogers Communications Partnership. On July 1, 2010, the Company completed a reorganization which included the amalgamation of RCI and Rogers Cable Communications Inc. (“RCCI”) and another of RCI’s wholly-owned subsidiaries forming one amalgamated company under the name Rogers Communications Inc. Following this amalgamation, certain of the operating assets and operating liabilities of the amalgamated company together with all of its employees were transferred to RCP, subject to certain exceptions. The amalgamated company did not transfer its interest or obligations in or under: equity interests in any subsidiaries; long-term debt; derivative instruments; real estate assets; and intercompany notes. As a result of this reorganization, effective July 1, 2010, RCP holds substantially all of the Company’s shared services and Cable and Wireless operations. Reporting will continue to reflect the Cable and Wireless services as separate operating segments. In addition, RCCI ceased to be a separate legal entity on July 1, 2010 as a result of the amalgamation and effective July 1, 2010 RCCI is no longer a guarantor or obligor, as applicable, for the Company’s bank credit facility, public debt and derivative instruments. RCI continues to be the obligor in respect of each of these, while RCP remains either a co-obligor or guarantor, as applicable, for the public debt and a guarantor for the bank credit facility and derivative instruments. The Company’s respective obligations under the bank credit facility, the public debt and the derivative instruments continue to rank pari passu on an unsecured basis. There has been no impact on Media as a result of this reorganization.

•

In February 2010, we renewed our prior NCIB for repurchases of our Class B Non-Voting shares through the facilities of the TSX for a further one-year period ending February 21, 2011. The maximum number of Class B Non-Voting shares which we could purchase pursuant to the NCIB was the lesser of 43.6 million, representing approximately 9.08% of the number of Class B Non-Voting shares outstanding at December 31, 2009, and that number of Class B Non-Voting shares that could be purchased under the NCIB for an aggregate purchase price of $1.5 billion. Under the NCIB, we purchased for cancellation approximately 37.1 million Class B Non-Voting shares during 2010 for approximately $1.3 billion.

•

In February 2010, we increased the annualized dividend from $1.16 to $1.28 per Class A Voting and Class B Non-Voting share. The annual dividend of $1.28 per share was paid in quarterly amounts of $0.32 per each outstanding Class A Voting and Class B Non-Voting share. We paid $734 million in dividends to shareholders during 2010.

•

On January 29, 2010, Cable acquired 100% of the outstanding common shares of Blink Communications Inc. (“Blink”), a wholly owned subsidiary of Oakville Hydro Corporation, for cash consideration of $131 million. Blink is a facilities-based, data network service provider that delivers next generation and leading-edge service, through its end-to-end owned network, to small and medium-sized businesses, including municipalities, universities, schools and hospitals, in the Oakville, Milton and Mississauga, Ontario areas.

•

We issued $1.7 billion aggregate principal amount of investment grade debt offerings during the year, consisting of $800 million of 6.11% Senior Notes due 2040 and $900 million of 4.70% Senior Notes due 2020. Among other things, proceeds of the offerings were used to repay bank debt and redeem our public debt issues maturing in 2011. We redeemed all three of our public debt issues maturing in 2011, including US$490 million of 9.625% Senior Notes, $460 million of 7.625% Senior Notes and $175 million of 7.25% Senior Notes. In total, we reduced our weighted average cost of borrowing to 6.68% at year end 2010 from 7.27% at December 31, 2009.

•

Wireless commenced a Long Term Evolution (“LTE”) wireless network technical trial in the Ottawa area. The trial seeks to validate how LTE technology performs across a variety of spectrum frequencies in urban, suburban and rural environments, as well as actual throughput speeds, performance quality and interoperability with our existing HSPA+ network.

•

In the third quarter of 2009, Rogers initiated a network sharing arrangement with Manitoba Telecom Services (“MTS”) for the purpose of building a joint HSPA+ 3.5G wireless network in the province of Manitoba. This joint network was completed in 2010 and was launched during the first quarter of 2011, intially covering approximately 96% of the Manitoba population. In addition, Rogers completed a business network sharing arrangement with TBayTel in 2010 that enables our combined base of customers in North Western Ontario to receive HSPA+ 3.5G wireless services under a joint brand (TBayTel with the power of Rogers) and Rogers customers in the rest of Canada to receive such services within the Thunder Bay coverage area in North Western Ontario.

•	During 2010, Wireless entered into roaming agreements and launched services with certain new entrant carriers in Canada.

Item 4.2 — Significant Acquisitions

N/A

ITEM 5 — NARRATIVE DESCRIPTION OF THE BUSINESS

PROPERTIES, TRADEMARKS, ENVIRONMENTAL AND OTHER MATTERS

In most instances, the Company, through its subsidiaries, owns the assets essential to its operations. The major fixed assets are transmitters, microwave systems, antennae, buildings and electronic transmission, receiving and processing accessories and other wireless network equipment (including switches, radio channels, base station equipment, microwave facilities and cell equipment); coaxial and fibre optic cables, set-top terminals and cable modems, electronic transmission, receiving, processing, digitizing and distributing equipment, IP routers, data storage servers and network management equipment, microwave equipment and antennae; and radio and television broadcasting equipment (including television cameras, television and radio production facilities and studios). The operating systems and software related to these assets are either owned by the Company or are used under license.

The Company also leases various distribution facilities from third parties, including space on utility poles and underground ducts for the placement of some of the cable system. The Company either owns or leases land for the placement of hub sites and head-ends and space for other portions of the cable distribution system. The Company also leases premises and space on buildings for the placement of antenna towers. The Company either owns or leases the premises on which its switches are located. The Company has highly-clustered and technologically advanced broadband cable networks in the provinces of Ontario, New Brunswick and Newfoundland and Labrador.

The Company operates a North American transcontinental fibre-optic network extending over 38,000 route kilometres providing a significant North American geographic footprint connecting Canada’s largest markets while also reaching key U.S. markets for the exchange of data and voice traffic, also known as peering.

The Company owns or has licensed various brands and trademarks used in its businesses. Various of the Company’s trade names and properties are protected by trademark and/or copyright. The Company maintains customer lists for its businesses. The Company’s intellectual property, including its trade names, brands, properties and customer lists, is important to its operations.

In 2012, the Company spent approximately $281,768 relating to environmental protection and management requirements. Environmental protection and management requirements applicable to the Company’s operations are not expected to have a significant effect on the Company’s property, plant and equipment expenditures, earnings or its competitive position in the current or future fiscal years.

The Company has committed to material obligations under firm contractual arrangements, including commitments for future payments under long-term debt arrangements, capital lease obligations, operating lease arrangements and other commercial commitments. The information under the heading “Commitments and Other Contractual Obligations” contained on page 56 of our Management’s Discussion and Analysis for the year ended December 31, 2012 is incorporated herein by reference.

This section incorporates by reference the following sections contained in our Management’s Discussion and Analysis for the year ended December 31, 2012:

Item 5.1 — General — Business Overview

Overview — Our Business	p. 26
Seasonality	p. 50
Operating Segment Review:
Wireless:
Wireless Business	p. 26
Wireless Products and Services	pgs. 26-27
Wireless Networks and Spectrum	pgs. 28-29
Wireless Competition	p. 60
Wireless Industry Trends	pgs. 34-35
Cable:
Cable Business	p. 27
Cable Products and Services	p. 27
Cable Competition	p. 60
Cable Industry Trends	p. 38
RBS:
Business Solutions	pgs. 41-42
Media:
Media Business	pgs. 27-28
Media Competition	pgs. 60-61
Media Industry Trends	p. 43
Related Party Transactions	p. 71

Item 5.2 — Risk Factors

The following section is incorporated by reference herein: “Risks and Uncertainties Affecting our Businesses”, section contained on pages 63 to 67 of our Management’s Discussion and Analysis for the year ended December 31, 2012.

ITEM 6 — DIVIDENDS

Item 6.1 — Dividends

This information under the heading “Dividends on RCI Equity Securities” contained on page 54 of our Management’s Discussion and Analysis for the year ended December 31, 2012 is incorporated herein by reference.

ITEM 7 — DESCRIPTION OF CAPITAL STRUCTURE

Item -7.1 — General Description of Capital Structure

The information required under the heading General Description of Capital Structure is contained in the 2012 Annual Audited Financial Statements, Note 22 and is incorporated herein by reference.

Each Class A Voting share of RCI carries the right to fifty votes on a poll and may be voted at the meetings of shareholders of RCI. Holders of Class B Non-Voting shares and any series of preferred shares of the Company are entitled to receive notice of and to attend meetings of shareholders of RCI but, except as required by law, are not entitled to vote at such meetings. If an offer is made to purchase outstanding Class A Voting shares, there is no requirement under applicable law or the Company’s constating documents that an offer be made for the outstanding Class B Non-Voting shares and there is no other protection available to holders of Class B Non-Voting shares under the Company’s constating documents. If an offer is made to purchase both Class A Voting shares and Class B Non-Voting shares, the offer for the Class A Voting shares may be made on different terms than the offer made to the holders of Class B Non-Voting shares.

Item 7.2 — Constraints

Restrictions on the Transfer, Voting and Issue of Shares

We have ownership interests in several Canadian entities licenced or authorized to operate under applicable communications laws (the “Laws”) including the:

•	Broadcasting Act (Canada)

•	Telecommunications Act (Canada)

•	Radiocommunication Act (Canada)

The Laws have foreign ownership limits (the “Limits”) for various classes of licensed or authorized entities. You can obtain a copy of the Limits from our Secretary.

The Laws also impose a number of restrictions on changes in effective control of licencees or authorized entities, and the transfer of licences held by them. Our Articles of Amalgamation therefore impose restrictions on the issue and transfer of our shares and the exercise of voting rights to ensure that we and any Canadian corporation in which we have any interest are:

•	qualified to hold or obtain any cable television, broadcasting or telecommunications licence or authorized to operate a similar entity under the Laws; and

•	not in breach of the Laws or any licences issued to us or to any of our Canadian subsidiaries, associates or affiliates under the Laws.

If our Board considers that our or our subsidiaries’ ability to hold and obtain licences, or to remain in compliance with the Laws, may be in jeopardy, the Board may invoke the restrictions in our Articles of Amalgamation on transfer, voting and issue of our shares.

Item 7.3 — Ratings

The following information relating to our credit ratings is provided as it relates to our financing costs and liquidity. Specifically, credit ratings may affect our ability to obtain short-term and long-term financing and the terms of such financing. A reduction in the credit ratings on our debt by the rating agencies, particularly a downgrade below investment grade ratings, could adversely affect our cost of financing and our access to sources of liquidity and capital.

In May 2012, Standard & Poor’s Ratings Services (“Standard & Poor’s”) affirmed the corporate credit rating for RCI to be BBB and the rating for RCI’s senior unsecured debt to be BBB, each with a stable outlook and assigned its BBB rating to each of the 2017 Notes and the 2022 Notes.

In May 2012, Fitch Ratings (“Fitch”) affirmed the issuer default rating for RCI to be BBB and the rating for RCI’s senior unsecured debt to be BBB, each with a stable outlook and assigned its BBB rating to each of the 2017 Notes and the 2022 Notes.

In May 2012, Moody’s Investor Service (“Moody’s”) affirmed the rating for RCI’s senior unsecured debt to be Baa1 with a stable outlook and assigned its Baa1 rating to each of the 2017 Notes and the 2022 Notes.

Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities. Ratings for debt instruments range along a scale from AAA, in the case of Standard & Poor’s and Fitch, or Aaa in the case of Moody’s, which represent the highest quality of securities rated, to D, in the case of Standard & Poor’s, C, in the case of Moody’s and Substantial Risk in the case of Fitch, which represent the lowest quality of securities rated. The credit ratings accorded by the rating agencies are not recommendations to purchase, hold or sell the rated securities nor do such ratings provide comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time, or that any rating will not be revised or withdrawn entirely by a rating agency in the future if in its judgment circumstances so warrant. The ratings on RCI’s senior debt of BBB from Standard & Poor’s and Fitch and of Baa1 from Moody’s all represent investment grade ratings.

ITEM 8 — MARKET FOR SECURITIES

Class B Non-Voting shares (CUSIP # 775109200) are listed in Canada on the Toronto Stock Exchange under the symbol RCI.B and in the United States on the New York Stock Exchange under the symbol RCI. Class A Voting shares (CUSIP # 775109101) are listed on the Toronto Stock Exchange under the symbol RCI.A.

Item 8.1 — Trading Price and Volume

The following table sets forth, for the periods indicated, the reported high, low and close prices and volume traded on the Toronto Stock Exchange for Class B Non-Voting shares and Class A Voting shares.

RCI.B

Month	High	Low	Close	Volume
2012/01	39.86	37.91	38.55	25,427,099
2012/02	39.23	37.25	37.93	21,157,014
2012/03	39.79	37.72	39.60	27,542,782
2012/04	40.22	35.89	36.87	26,486,408
2012/05	37.03	35.30	35.32	30,325,396
2012/06	37.41	34.75	36.91	21,614,815
2012/07	39.75	36.90	39.31	27,138,737
2012/08	40.60	39.21	39.77	17,278,139
2012/09	41.19	39.10	39.80	28,426,924
2012/10	44.37	39.42	43.84	27,662,870
2012/11	44.02	41.81	43.87	21,271,521
2012/12	45.84	43.12	45.16	19,003,274

RCI.A

Month	High	Low	Close	Volume
2012/01	43.01	38.71	39.21	149,726
2012/02	39.97	37.69	38.46	38,205
2012/03	40.24	38.40	39.38	28,141
2012/04	40.48	36.39	37.42	18,568
2012/05	37.42	35.22	36.31	25,612
2012/06	37.30	35.15	37.30	15,147
2012/07	39.87	37.35	39.87	19,475
2012/08	40.74	38.99	40.45	41,829
2012/09	41.03	39.21	39.79	102,346
2012/10	45.06	39.58	44.36	181,301
2012/11	44.57	42.28	44.00	19,383
2012/12	45.85	44.74	45.85	17,037

Item 8.2 — Prior Sales

N/A

ITEM 9 — ESCROWED SECURITIES

N/A

ITEM 10 — DIRECTORS AND OFFICERS

Following is a list of directors and executive officers of the Company as of December 31, 2012, indicating their municipality, province or state and country of residence and their principal occupation(s) within the five preceding years. Each director is elected at the annual meeting of shareholders to serve until the next annual meeting or until a successor is duly elected unless, prior thereto, he or she resigns or his or her office becomes vacant by death or other cause under applicable law. Officers are appointed by, and serve at the discretion of, the Board.

Name	Position
Alan D. Horn(2)(6)(7)(9)	Director and Chairman and member of the Advisory Committee of the Rogers Control Trust
Philip B. Lind(9)	Director and member of the Advisory Committee of the Rogers Control Trust and Executive Vice President, Regulatory and Vice Chairman
Nadir H. Mohamed	Director and President and Chief Executive Officer
Anthony Staffieri	Executive Vice President and Chief Financial Officer
Robert W. Bruce	President, Communications
Edward S. Rogers(2)(3)(7)(8)(9)	Director, Deputy Chairman and Executive Vice President, Emerging Businesses and Corporate Development and Chair of the Rogers Control Trust
Keith W. Pelley	President, Rogers Media
Robert F. Berner	Executive Vice President, Network and Chief Technology Officer
Linda P. Jojo	Executive Vice-President, Information Technology and Chief Information Officer
David P. Miller	Senior Vice President, General Counsel and Secretary
James M. Reid	Senior Vice President, Human Resources and Chief Human Resources Officer
Melinda M. Rogers(3)(6)(7)(8)(9)	Director, Senior Vice President, Strategy and Development and Vice-Chair of the Rogers Control Trust
C. William D. Birchall(1)(3)(7)	Director
Stephen A. Burch(1)	Director
John H. Clappison(1)(6)	Director
Peter C. Godsoe, O.C., O. Ont.(2)(3)(4)(5)(7)(9)	Director and member of the Advisory Committee of the Rogers Control Trust
Thomas I. Hull(2)(4)(5)(7)(9)	Director and member of the Advisory Committee of the Rogers Control Trust
John A. MacDonald(1)	Director
Isabelle Marcoux(4)(5)	Director
The Hon. David R. Peterson, P.C., Q.C.(6)	Director
Loretta A. Rogers(8)(9)	Director and member of the Advisory Committee of the Rogers Control Trust
Martha L. Rogers(6)(8)(9)	Director and member of the Advisory Committee of the Rogers Control Trust
William T. Schleyer(5)(10)	Director
Charles Sirois(7)	Director
John H. Tory, O. Ont.(3)(4)(5)(9)	Director and member of the Advisory Committee of the Rogers Control Trust

(1)	Denotes member of Audit Committee.
(2)	Denotes member of Executive Committee.
(3)	Denotes member of the Nominating Committee
(4)	Denotes member of the Corporate Governance Committee.

(5)	Denotes member of the Compensation Committee.
(6)	Denotes member of the Pension Committee.
(7)	Denotes member of the Finance Committee.
(8)	Each of Edward S. Rogers, Loretta A. Rogers, Martha L. Rogers and Melinda M. Rogers are immediate family members of each other and members of the family of the late Ted Rogers. For additional information, please see “Outstanding Shares and Main Shareholders” in RCI’s Information Circular available on SEDAR at sedar.com.
(9)	Voting control of RCI is held by the Rogers Control Trust. See “Outstanding Shares and Main Shareholders” in RCI’s Information Circular available on SEDAR at sedar.com. Each of the individuals that are noted above as holding positions with the Rogers Control Trust have held such positions since December 2008.
(10)	William T. Schleyer resigned from the board of RCI effective January 27, 2013.

Alan D. Horn, resides in Toronto, Ontario, Canada and has been a director of RCI and Chairman of the Board since March 2006. Mr. Horn has been President and Chief Executive Officer of Rogers Telecommunications Limited, a Rogers family holding company, since March 2006. Mr. Horn served as President and Chief Operating Officer of Rogers Telecommunications Limited from 1990 to 1996 and was Vice President, Finance and Chief Financial Officer of the Company from September 1996 to March 2006. Mr. Horn was Acting President and Chief Executive Officer of the Company from October 2008 to March 2009. He is also a director of Fairfax Financial Holdings Limited and CCL Industries Inc. Mr. Horn is a Chartered Accountant. Mr. Horn received a B.Sc. with First Class Honours in Mathematics from the University of Aberdeen, Scotland.

Philip B. Lind, C.M., resides in Toronto, Ontario, Canada and has been a director of RCI since February 1979. Mr. Lind is Executive Vice President, Regulatory and Vice Chairman of RCI. Mr. Lind joined Rogers in 1969 as Programming Chief and has served as Secretary of the Board and Senior Vice President, Programming and Planning. Mr. Lind is also a director of Brookfield Asset Management Inc., the Council for Business and the Arts, the Vancouver Art Gallery and the Art Gallery of Ontario. Mr. Lind is a former member of the Board of the National Cable Television Association in the U.S. and is a former Chairman of the Canadian Cable Television Association. He is also Chairman of the Board of the CCPTA (Channel 17, WNED) and a director of the Atlantic Salmon Federation and The U.S. Cable Center, Denver. Mr. Lind holds a B.A. (Political Science and Sociology) from the University of British Columbia and a M.A. (Political Science), University of Rochester. In 2002, he received a Doctor of Laws, honoris causa, from the University of British Columbia. In 2002, Mr. Lind was appointed to the Order of Canada. In 2012 Mr. Lind was inducted into the U.S. Cable Hall of Fame, the 3rd Canadian to be so honoured.

Nadir H. Mohamed, resides in Toronto, Ontario, Canada and was appointed President and Chief Executive Officer in March 2009. Mr. Mohamed has been a director of RCI since May 2005 and was President and Chief Operating Officer, Communications Group from May 2005 to March 2009. Mr. Mohamed joined Rogers Wireless in August 2000 as President and Chief Operating Officer and served as President and Chief Executive Officer from July 2001 to May 2005. Mr. Mohamed is a board member of TD Bank Financial Group and Maple Leaf Sports & Entertainment and is a member of Ryerson University’s Board of Governors. Mr. Mohamed holds an undergraduate degree from the University of British Columbia, is a Chartered Accountant and a Fellow of the Institute of Chartered Accountants of British Columbia.

Anthony Staffieri, resides in Maple, Ontario, Canada and has been Executive Vice President and Chief Financial Officer since April 2012. Prior to joining Rogers, Mr. Staffieri was Senior Vice President Finance for Bell Canada Enterprises. He joined BCE in 2005 from Celestica International Inc., where he served in various senior financial roles for the period from 1999 to 2005. Mr. Staffieri was a Partner with PricewaterhouseCoopers, where he began his career, leaving the firm in 1999 to join the executive leadership team of his then client Celestica. Mr. Staffieri serves as Executive Board Director for the Mackenzie Health Foundation, and is a member of the Education and Qualifications Committee for the Canadian Institute of Chartered Accountants. He is a Fellow Chartered Accountant and holds a Bachelor of Business Administration degree from the Schulich School of Business.

Robert W. Bruce, resides in Toronto, Ontario, Canada and was appointed President, Communications in September 2009. He served as President, Rogers Wireless from May 2005 to September 2009. Mr. Bruce joined Rogers Wireless in September 2001 as Executive Vice President and Chief Marketing Officer and President, Wireless Data Services. Prior to joining Rogers Wireless, Mr. Bruce was Senior Vice President, Marketing at BCE Mobile Communications. Previously, Mr. Bruce held senior operating and marketing roles with Pepsi-Cola Canada, Oshawa Foods Limited and Warner Lambert. Mr. Bruce also serves as a director of Cineplex Inc.

Edward S. Rogers, resides in Toronto, Ontario, Canada and has been a director of RCI since May 1997. Mr. Rogers was appointed Executive Vice President, Emerging Business and Corporate Development in September 2009. He previously served as President and Chief Executive Officer of Rogers Cable from 2003 to 2009 and Senior Vice-President, Planning and Strategy of the Company from 2000 to 2002. Mr. Rogers served as Vice President and General Manager, GTA, Rogers Cable Inc. from 1998 to 2000; and served as Vice President and General Manager, Paging, Data and Emerging Technologies of Rogers Wireless Inc. from 1996 to 1998. He worked for Comcast Corporation, Philadelphia from 1993 to 1996. Mr. Rogers is the Deputy Chairman of the Board of Directors for Rogers Communications Inc. and is Chairman of the Finance Committee, the Chairman of the Nominating Committee and the Chairman of the Executive Committee. He is also Chairman of The Toronto Blue Jays and is on the Board of Directors of Maple Leaf Sports & Entertainment and CableLabs. He serves on the Economic Council of Canada. Mr. Rogers also sits on the Boards of The Hospital for SickKids Foundation, The Canadian Sigma Chi Foundation and the ONEXONE Foundation.

Keith W. Pelley, resides in Toronto, Ontario, Canada and has served as President, Rogers Media since September 2010. Prior to joining Rogers, Mr. Pelley was Executive Vice President of Strategic Planning at CTVglobemedia and President of Canada’s Olympic Broadcast Media Consortium. Previously, Mr. Pelley was the President and Chief Executive Officer of the Toronto Argonaut CFL team and the President of Canadian sports channel TSN. Mr. Pelley serves on the Board of Canada’s Sports Hall of Fame, Own the Podium (OTP), Jays Care Foundation and the Holland Bloorview Kids Rehabilitation Hospital Foundation.

Robert F. Berner, resides in Toronto, Ontario, Canada and has been our Executive Vice President, Network and Chief Technology Officer since April 2006. He was appointed Senior Vice President and Chief Technology Officer of Wireless in 1998, prior to which Mr. Berner served as Vice President and Chief Technology Officer from 1996 to 1998. Mr. Berner has been employed with Rogers since 1985.

Linda P. Jojo, resides in Toronto, Ontario, Canada and was appointed Executive Vice President, Information Technology and Chief Information Officer in July 2011. Prior to joining Rogers, Ms. Jojo was Senior Vice President, Chief Information Officer from 2008 to 2011 at Energy Future Holdings in Dallas, Texas, Senior Vice President, Chief Information Officer with Flowserve Corporation from 2004 to 2008, and from 1991 to 2004 with General Electric, as Chief Information Officer, GE Silicones.

David P. Miller, resides in Toronto, Ontario, Canada and was appointed our Senior Vice President, General Counsel and Secretary in February 2007. He was previously Vice President, General Counsel of RCI since 1987 and Secretary of RCI since 2002.

James M. Reid, resides in Toronto, Ontario, Canada and was appointed Senior Vice President, Human Resources and Chief Human Resources Officer in August 2011. Prior to joining Rogers, Mr. Reid served as Vice President, Human Resources for Husky Injection Molding Systems. Prior to joining Husky, James spent almost 20 years with MDS Inc., a global health sciences company.

Melinda M. Rogers, resides in Toronto, Ontario, Canada and has been a director of RCI since May 2002. Ms. Rogers has served as Senior Vice President, Strategy and Development, Rogers Communications since May 2006 and Founder of Rogers Venture Partners since September 2011. In her role at RCI, Ms. Rogers is not only responsible for leading the group as it finds profitable growth by targeting emerging businesses new to Rogers’ existing portfolio but is also accountable for the direction of a range of long-term innovation and strategic initiatives for the Company, in addition to driving Local Digital Services and Strategic Partnerships. Ms. Rogers joined Rogers Communications Inc in 2000 as Vice President, Venture Investments and has also served as Vice President, Strategic Planning & Venture Investments from 2004 to 2006. In addition to her role within RCI, Ms. Rogers has served as a board member and advisor for a number of companies. She is currently the Chairman of the Jays Care Foundation, and is a director of The Governing Council of the University of Toronto, and iBAHN Corporation. Prior to joining Rogers, Ms. Rogers was a Product Manager for Excite@Home, Redwood City, California. Ms. Rogers holds a B.A., University of Western Ontario and an M.B.A. from Joseph L. Rotman School of Business at the University of Toronto.

C. William D. Birchall, resides in Toronto, Ontario, Canada and has been a director of RCI since June 2005. Mr. Birchall serves as a director and Vice Chairman of Barrick Gold Corporation and Chairman of Barrick International Banking Corporation, a subsidiary of Barrick Gold Corporation. Mr. Birchall served as Vice Chairman of TrizecHahn Corporation from 1996 to 2001. Mr. Birchall is a Fellow of the Institute of Chartered Accountants of England and Wales.

Stephen A. Burch, is an American citizen who resides in Owings Mills, Maryland, United States of America and has been a director of RCI since April 2009. Mr. Burch is Chairman of the Board of the University of Maryland Medical Systems. Mr. Burch served as President and Chief Executive Officer of Virgin Media (formerly NTL, Inc.) in the United Kingdom from 2006 to 2007. Mr. Burch served in various capacities at Comcast Cable Communications, most recently as President of the Atlantic Division from 1987 to 2005. Mr. Burch serves on various public service boards and educational institutions. He has a JD from Gonzaga University.

John H. Clappison, resides in Toronto, Ontario, Canada and has been a director of RCI since June 2006. Mr. Clappison was associated with PricewaterhouseCoopers from 1968. From 1990 to December 2005, Mr. Clappison was the Greater Toronto Area Managing Partner of PricewaterhouseCoopers. Mr. Clappison serves as a director of Sun Life Financial Inc., Cameco Corporation, and Inmet Mining Corporation. Mr. Clappison is a Chartered Accountant and a Fellow of the Institute of Chartered Accountants of Ontario.

Peter C. Godsoe, O.C., O. Ont., resides in Toronto, Ontario, Canada and has been a director of RCI since October 2003 and lead director since March 2006. Mr. Godsoe was the Chief Executive Officer of the Bank of Nova Scotia, a financial services company, until December 2003, and Chairman of the bank until March 2004. Mr. Godsoe serves as a director of Ingersoll-Rand Company and Onex Corporation. Mr. Godsoe holds a B.Sc. (Mathematics and Physics) from the University of Toronto and an M.B.A. from the Harvard Business School. He is a Chartered Accountant and a Fellow of the Institute of Chartered Accountants of Ontario.

Thomas I. Hull, resides in Toronto, Ontario, Canada and has been a director of RCI since February 1979. Mr. Hull has been Chairman and Chief Executive Officer of The Hull Group of Companies, an insurance brokerage firm, since 1954. Mr. Hull is a graduate of the Insurance Co. of North America College of Insurance and Risk Management. Mr. Hull is a life member of the Canadian Association of Insurance and Financial Advisors and past president of the Life Underwriters’ Association of Toronto.

John A. MacDonald, resides in Toronto, Ontario, Canada and has been a director of RCI since April 2012. Mr. MacDonald was President, Enterprise Division of MTS Allstream when he retired in December of 2008. In November 2002, Mr. MacDonald joined AT&T Canada as President and Chief Operating Officer. The company was re-branded Allstream in 2003 and was subsequently acquired by MTS the following year. Previously Mr. MacDonald served as President and Chief Executive Officer of Leitch Technology Corp. Prior to that, he was with Bell Canada from 1994 to 1999, serving first as Executive Vice President, Business Development and Chief Technology Officer before becoming President and COO in 1998. Mr. MacDonald began his career in 1977 at NBTel, the major supplier of telecommunications services in New Brunswick, rising to the post of President and Chief Executive Officer in 1994. Mr. MacDonald currently is a director of two privately held companies. Mr. MacDonald was previously a director of Rogers Cable. Mr. MacDonald holds a B.Sc. in electrical engineering from Dalhousie University and a B.A., Engineering from the Technical University of Nova Scotia.

Isabelle Marcoux, resides in Montreal, Quebec, Canada and has been a director of RCI since April 2008. Ms. Marcoux was appointed Chair of the Board of Transcontinental Inc. on February 16, 2012. Prior to being appointed Chair of the Board, Ms. Marcoux was previously Vice Chair, from 2007, and Vice President, Corporate Development, from 2004. Between 1997 and 2004, Ms. Marcoux held the positions of Director, Mergers and Acquisitions, Legal Counsel and Assistant Secretary also at Transcontinental Inc. Prior to joining Transcontinental Inc., Ms. Marcoux was a lawyer at McCarthy Tétrault LLP. Ms. Marcoux is a member of the Board of George Weston Limited, Power Corporation of Canada and the Board of Trade of Metropolitan Montreal. Ms. Marcoux holds a B.A., Economics and Political Sciences and a B.A., Civil Law, both from McGill University.

The Hon. David R. Peterson, P.C., Q.C., resides in Toronto, Ontario, Canada and has been a director of RCI since April 1991. Mr. Peterson is Chairman of the law firm Cassels Brock & Blackwell LLP. Mr. Peterson also serves as a director of Industrielle-Alliance Insurance and Financial Services Inc. and Franco-Nevada Corporation. Mr. Peterson is Chancellor Emeritus of the University of Toronto, Chairman of the successful Toronto Bid for 2015 Pan Am Games and a director of St. Michael’s Hospital. Mr. Peterson holds a B.A. from the University of Western Ontario and a LL.B. from the University of Toronto, was called to the Bar of Ontario in 1969, appointed Queen’s Counsel in 1980, and summoned by Her Majesty to the Privy Council in 1992. Mr. Peterson served as Premier of the Province of Ontario from 1985 and 1990.

Loretta A. Rogers, resides in Toronto, Ontario, Canada and has been a director of RCI since December 1979. Mrs. Rogers is President of the Canadian Lyford Cay Foundation and a member of the American Lyford Cay Foundation. Mrs. Rogers is also a member of the Toronto General & Western Hospital Foundation. Mrs. Rogers holds a B.A., University of Miami, an honourary Doctorate of Laws, University of Western Ontario, and an honourary Doctor of Laws, Ryerson University.

Martha L. Rogers, resides in Toronto, Ontario, Canada and has been a director of RCI since December 2008. Ms. Rogers holds a Doctor of Naturopathic Medicine degree from the Canadian College of Naturopathic Medicine and a B.A. from the University of Western Ontario. Ms. Rogers serves on several charitable boards including as Chair of The Rogers Foundation, and previously served as a director of Rogers Wireless Communications Inc. and Rogers Media Inc. Ms. Rogers is a director of the Canadian Lyford Cay Foundation, a member of the Advisory Board of Artists for Peace and Justice and is on the Board of Trustees of The Bishop Strachan School (BSS).

William T. Schleyer, is an American citizen who resides in Rye Beach, New Hampshire, United States of America and was a director of RCI from August 1998 to January 2013. Mr. Schleyer served as President and Chief Executive Officer, AT&T Broadband, a cable television and Internet service provider from 2001 to 2003. Mr. Schleyer served as Chairman and Chief Executive Officer of Adelphia Communications Corp., a cable television and Internet service provider from January 2003 to February 2007. Mr. Schleyer is a director of CRA International, Inc. Mr. Schleyer holds a B.A., Mechanical Engineering, Drexel University and a M.B.A. from Harvard Business School.

Charles Sirois, resides in Montreal, Quebec, Canada and has been a director of RCI since April 2012. Mr. Sirois is Chair of the Board of the Canadian Imperial Bank of Commerce and has been a director since 1997. Mr. Sirois is also Chairman of Telesystem Ltd., a private holding company of which he is the founder and principal shareholder, and Founder and Chairman of Enablis Entrepreneurial Network. Mr. Sirois holds a Bachelor’s degree in Finance from Université de Sherbrooke, a Masters degree in Finance from Université Laval (Québec City), as well as honorary doctorates from Université du Québec à Montréal, University of Ottawa, Concordia University, Laval University and École de technologie supérieure.

John H. Tory, O. Ont., resides in Toronto, Ontario, Canada and has been a director of RCI since April 2009. From 2004 to 2009, Mr. Tory served as Leader of the Official Opposition in Ontario. Mr. Tory served as President and Chief Executive Officer of Rogers Media Inc. from 1995 to 1999 and Rogers Cable Inc. from 1999 to 2003. Prior to joining Rogers, Mr. Tory was a managing partner of Torys LLP. Mr. Tory is Chair of the Greater Toronto Civic Action Alliance (formerly Toronto City Summit Alliance), a broadcaster and also serves as a director of Metro Inc.

As at December 31, 2012, RCI’s directors and executive officers as a group owned, directly or indirectly, an aggregate of 103,079,930 Class A Voting shares of RCI, representing approximately 91.7% of the issued and outstanding Class A Voting shares of RCI. Certain directors have positions with the Rogers Control Trust, which holds voting control of the Rogers group of companies for the benefit of successive generations of the Rogers family. See “Outstanding Shares and Main Shareholders” in RCI’s Information Circular available on SEDAR at sedar.com.

Composition of the Board

The Board currently has 17 members.

Independent Directors

The Board is responsible for determining whether a director is “independent” within the meaning of National Instrument 58-101 — Disclosure of Corporate Governance Practices.

Certain directors may be principals of, partners in or hold other positions with entities that provide legal, financial or other services to the Company. The Board has adopted discretionary Director Material Relationship Standards for the purpose of assisting the Board in making determinations whether or not a direct or indirect business, commercial, banking, consulting, professional or charitable relationship that a director may have with the Company or its subsidiaries is a material relationship that could, in the view of the Board, reasonably interfere with the exercise of the director’s independent judgment. These standards can be reviewed in the Corporate Governance section of our Company’s website at rogers.com/investors.

Based on the information provided by each director and the recommendations of the Corporate Governance Committee, the Board has determined that the following directors are independent in accordance with the requirements of NI 58-101 and the standards referred to above. In making this determination, the Board considered all of the relationships that each director has with the Company (taking the discretionary standards referred to above and other factors the Board considered relevant into account) and concluded that none of the relationships considered would likely impair the director’s independent judgment.

C. William D. Birchall

Stephen A. Burch

John H. Clappison

Peter C. Godsoe, O.C., O. Ont.

Thomas I. Hull

John A. MacDonald

Isabelle Marcoux

The Hon. David R. Peterson, P.C., Q.C.

Charles Sirois

John H. Tory, O. Ont.

As a result, a majority of the Board consists of independent directors.

Lead Director

Pursuant to the Board Charter, the Board has appointed Peter C. Godsoe, O.C., O. Ont. as lead director. The lead director facilitates the functioning of the Board independently of management of the Company and provides independent leadership to the Board. Shareholders wishing to contact the lead director may write to the Lead Director, in care of the Corporate Secretary, at the head office of the Company, 333 Bloor Street East, 10th Floor, Toronto, Ontario M4W 1G9, Canada.

Board Committees

The Board has 7 permanent (or standing) committees. The Board may appoint special committees to deal with specific matters. A special committee might, for example, consider proposed material transactions between us and the significant shareholder or between us and our subsidiaries. In those cases the committee would consist entirely of independent directors who have no relationship to us or to the significant shareholder other than as a director. Charters for the various Board committees can be reviewed in the Corporate Governance section of our Company’s website at rogers.com/investors.

Controlled Company Exemption

The NYSE listing standards require a listed company to have, among other things, a nominating committee consisting entirely of independent directors. The rules permit a “controlled company” to be exempt from this requirement. A “controlled company” is a company of which more than 50% of the voting power is held by an individual, group or another company. The Board has determined that it is appropriate for directors affiliated with the controlling shareholder to serve on the Board committees apart from the Audit Committee because of the alignment of interests between our controlling shareholder and our minority shareholders, namely the creation of value and long-term growth. Accordingly, the Board has approved the Company’s reliance on the controlled company exemption.

Foreign Private Issuer Status

Under the NYSE listing standards, a “foreign private issuer”, such as the Company, is not required to comply with most of the NYSE corporate governance listing standards. However, foreign private issuers are required to disclose any significant ways in which their corporate governance practices differ from those followed by U.S. companies under NYSE listing standards.

(1)	Appointment of Auditors

The NYSE listing standards require the audit committee of a U.S. company to be directly responsible for the appointment of any registered accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit review or attest services. There is an exception for foreign private issuers that are required under a home country law to have auditors selected pursuant to home country standards. Pursuant to the British Columbia Business Corporations Act, our auditors are to be appointed by the shareholders at the annual general meeting of the Company. Our audit committee is responsible for evaluating the auditors and advising the Board of its recommendation regarding the appointment of auditors.

(2)	Shareholder Approval of Equity Compensation Plans

The NYSE listing standards also require shareholder approval of all equity compensation plans and material revisions to such plans. The definition of “equity compensation plan” covers plans that provide for the delivery of newly issued or treasury securities. The TSX rules provide that only the creation of, or material amendments to, equity compensation plans that provide for new issuances of securities are subject to shareholder approval in certain circumstances. We follow the TSX rules with respect to the requirements for shareholder approval of equity compensation plans and material revisions to such plans.

Corporate Governance Practices

The Board endorses the principle that our corporate governance practices are a fundamental part of our proper functioning as a corporation. The Board believes that these corporate governance practices enhance the interests of our security holders, employees, customers and of others dealing with us. Our Statement of Corporate Governance Practices can be reviewed in the Corporate Governance section of our Company’s website at rogers.com/investors.

Ethical Business Conduct

The Board has adopted both a Directors Code of Conduct and Ethics and the Business Conduct Policy for Officers and Employees, which we refer to as the Codes. The Codes require our directors, officers and employees to disclose any material transaction or relationship that could reasonably be expected to give rise to a conflict of interest, among other requirements.

To ensure the directors exercise independent judgment in considering transactions, agreements or decisions in respect of which a director has a material interest, the directors follow a practice whereby any such director with a material interest must be absent during any board discussion pertaining thereto and must not cast a vote on such matter.

Issues arising in connection with the Codes, including conflicts of interest are reported to the Audit Committee in the case of the Business Conduct Policy and to the Corporate Governance Committee in the case of the Directors Code of Conduct and Ethics, which are responsible for monitoring compliance with the applicable Code and applying and interpreting the applicable Code in particular situations. The Committees must inform the Board of any Code violation. Any waiver of a Code provision may be made only by the Board or by the applicable committee and reported to the Board.

The Codes can be reviewed in the Corporate Governance section of our Company’s website at rogers.com/investors.

ITEM 11 — PROMOTERS

N/A

ITEM 12 — LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Item 12.1 — Legal Proceedings

The following section is incorporated by reference herein: “Risks and Uncertainties Affecting our Businesses”, contained on pages 63 to 67 of our Management’s Discussion and Analysis for the year ended December 31, 2012.

Item 12.2 — Regulatory Actions

N/A

ITEM 13 — INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

N/A

ITEM 14 — TRANSFER AGENTS AND REGISTRARS

The Canadian Transfer Agent and Registrar is CIBC Mellon Trust Company. The registers are administered by CIBC Mellon’s Administrative Agent, Canadian Stock Transfer Company Inc., 320 Bay Street, 3rd Floor, Toronto, Ontario M5H 4A6. The United States Transfer Agent and Registrar is American Stock Transfer & Trust Company, LLC, 6201-15th Ave., Brooklyn, NY 11219.

ITEM 15 — MATERIAL CONTRACTS

N/A

ITEM 16 — INTEREST OF EXPERTS

Item 16.1 — Name of Experts

Our auditor is KPMG LLP, Chartered Accountants, Yonge Corporate Centre, 4100 Yonge Street, North York, Ontario, M2P 2H3.

Item 16.2 — Interest of Experts

KPMG LLP are the auditors of the Company and have confirmed that they are independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation and that they are independent accountants with respect to the Company under all relevant U.S. professional and regulatory standards.

ITEM 17 — AUDIT COMMITTEE

Item 17.1 — Audit Committee Mandate

Our Main Responsibilities:

•	overseeing of reliable, accurate and clear financial reporting policies and practices to shareholders

•	overseeing the design, implementation and review of internal controls — the necessary checks and balances must be in place

•	directly responsible for the qualifications, independence, appointment and oversight of the work of the external auditors — the shareholders’ auditors report directly to the Committee

•	meeting with the Company’s external and internal auditors and evaluating the effectiveness and independence of each

•	overseeing the establishment and maintenance of processes that ensure the Company is in compliance with the laws and regulations that apply to it as well as its own policies

•	receiving reports on and approving, if appropriate, certain transactions with related parties

•	review processes to identify major risk exposures and associated risk management policies

Independence is Key:

•	our Committee is composed entirely of independent directors within the meaning of applicable securities laws and the Company’s Director Material Relationship Standards

•	we meet regularly without management present

•

we have the authority to engage independent advisors, paid for by the Company, to help us make the best possible decisions on the financial reporting, accounting policies and practices, disclosure practices, and internal controls of the Company

Purpose of Audit Committee

The Audit Committee shall assist the Board of Directors (the “Board”) of Rogers Communications Inc. (the “Company”) in fulfilling its oversight responsibilities in the following principal areas: (i) financial reporting processes and the integrity of financial statements provided by the Company to the public, (ii) the qualifications, independence, appointment and oversight of the work of the external auditors (iii) the qualifications and performance of internal auditors (iv) the Company’s accounting systems, financial controls, and disclosure controls, (v) compliance with applicable legal and regulatory requirements, and (vi) effectiveness of risk assessment policies.

In addition to the responsibilities specifically enumerated in this Mandate, the Board may refer to the Audit Committee such matters and questions relating to the financial position of the Company and its affiliates as the Board may from time to time see fit.

Membership

The Committee shall be comprised of not less than three members of the Board each of whom shall be independent of management in accordance with applicable securities laws and based on the Company’s Director Material Relationship Standards.

The Chief Executive Officer may attend each meeting of the Committee at the invitation of the Chair.

The members shall be selected based upon the following, in accordance with applicable laws, rules and regulations:

(a)	Independence. Each member shall be independent in accordance with applicable securities laws and based on the Company’s Director Material Relationship Standards and in such regard shall have no direct or indirect material relationship with the Company which could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgment.

(b)	Financially Literate. Each member shall be financially literate or must become financially literate within a reasonable period of time after his or her appointment to the Audit Committee. For these purposes, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. In addition, at least one member must be a financial expert.

(c)	Commitment. In addition to being a member of the Audit Committee and of any audit committee of any affiliate of the Company, if a member of the Audit Committee is also on the audit committee of more than two additional public companies, the Board, or the Nominating Committee, shall determine that such simultaneous service does not impair the ability of such member to serve effectively on the Company’s Audit Committee.

Chair and Secretary

The Chair of the Committee shall be chosen by the Board and shall serve in that capacity until the next Annual Meeting of Shareholders of the Company or until his or her earlier resignation or removal by resolution of the Board. The Secretary of the Company shall be the Secretary of the Audit Committee, provided that if the Secretary is not present, the Chair of the meeting may appoint a secretary for the meeting with the consent of the Audit Committee members who are present.

Meetings

The times and locations of meetings of the Audit Committee and the calling of and procedures at such meetings, shall be determined from time to time by the Audit Committee, in consultation with management when necessary, provided that there shall be a minimum of four meetings per year. Subject to the notice provisions of the Articles of the Company, written notice shall be provided no later than 48 hours prior to meetings, unless waived by all members of the Committee. Notice of every meeting shall be given to the external and internal auditors of the Company.

Agendas for meetings of the Audit Committee shall be developed by the Chair of the Committee in consultation with management and the corporate secretary, and shall be circulated to Audit Committee members prior to Committee meetings. A quorum for meetings for the Committee shall be a majority of members.

A member of the Committee may be designated as the liaison member to report on the deliberations of the Audit Committees to the Board.

Remuneration

The members of the Committee shall be entitled to receive such remuneration for acting as members of the Audit Committee as the Board may from time to time determine.

Resources and Authority

The Audit Committee shall have the resources and the authority to discharge its responsibilities, including the authority to engage, at the expense of the Company, outside consultants, independent legal counsel and other advisors and experts as it determines necessary to carry out its duties, without seeking approval of the Board or management.

The Audit Committee shall have the authority to conduct any investigation necessary and appropriate to fulfilling its responsibilities, and has direct access to and the authority to communicate directly with the external auditors, internal auditors, the general counsel of the Company and other officers and employees of the Company.

The members of the Audit Committee shall have the right for the purpose of performing their duties to inspect all the books and records of the Company and its subsidiaries and to discuss such accounts and records and any matters relating to the financial position, risk management and internal controls of the Company with the officers and external and internal auditors of the Company and its subsidiaries. Any member of the Audit Committee may require the external or internal auditors to attend any or every meeting of the Audit Committee.

Responsibilities

The Company’s management is responsible for preparing the Company’s financial statements and the external auditors are responsible for auditing those financial statements. The Committee is responsible for overseeing the conduct of those activities by the Company’s management and external auditors, and overseeing the activities of the internal auditors. The Company’s external auditors are accountable to the Audit Committee.

It is recognized that members of the Audit Committee are not full-time employees of the Company and do not represent themselves to be accountants or auditors by profession or experts in the fields of accounting or auditing or the preparation of financial statements. It is not the duty or responsibility of the Audit Committee or its members to conduct “field work” or other types of auditing or accounting reviews or procedures. Each member of the Audit Committee shall be entitled to rely on (i) the integrity of those persons and organizations within and outside the Company from whom it receives information, and (ii) the accuracy of the financial and other information provided to the Audit Committee by such persons or organizations absent actual knowledge to the contrary.

The specific responsibilities of the Audit Committee shall include those listed below. The enumerated responsibilities are not meant to restrict the Audit Committee from reviewing and making recommendations regarding any matters related to its purpose.

1.	Financial Reporting Process and Financial Statements

(a)	in consultation with the external auditors and the internal auditors, review the integrity of the Company’s financial reporting process, both internal and external, and any material issues as to the adequacy of the internal controls and any special audit steps adopted in light of material control deficiencies identified to it by the external or internal auditors or of which the Audit Committee otherwise becomes aware;

(b)	review all material transactions and material contracts entered into by the Company (and any subsidiary) with any insider or related party of the Company, other than officer or employee compensation arrangements approved or recommended by the Compensation Committee or director remuneration approved or recommended by the Corporate Governance Committee; and

(c)	review and discuss with management and the external auditors the Company’s annual audited consolidated financial statements and its interim unaudited consolidated financial statements, and discuss with the external auditors the matters required to be discussed by generally accepted auditing standards in Canada and/or the United States, as applicable, as may be modified or supplemented, and for such purpose, receive and review the year-end report by the external auditors describing: (i) all critical accounting policies and practices used by the Company, (ii) all material alternative accounting treatments of financial information within generally accepted accounting principles that have been discussed with management of the Company, including the ramifications of the use such alternative treatments and disclosures and the treatment preferred by the external auditors, and (iii) other material written communications between the external auditors and management, and discuss such annual report with the external auditors;

(d)	following completion of the annual audit, review with each of management, the external auditors and the internal auditors any significant issues, concerns or difficulties encountered during the course of the audit;

(e)	resolve disagreements between management and the external auditors regarding financial reporting;

(f)	review the interim quarterly and annual financial statements and annual and interim press releases prior to the release of earnings information;

(g)	review emerging accounting issues and their potential impact on the Company’s financial reporting;

(h)	review and be satisfied that adequate procedures are in place for the review and timely disclosure of any public disclosure of financial information by the Company extracted or derived from the Company’s financial statements, other than the disclosure referred to in (f), and periodically assess the adequacy of those procedures;

(i)	meet separately, periodically, with management, with the internal auditors and with the external auditors; and

(j)	the interim consolidated financial statements, the Company’s disclosure under “Management Discussion and Analysis” for interim periods and interim earnings press releases may be approved by the Audit Committee on behalf of the Board of Directors, provided that such approval is subsequently reported to the Board of Directors at its next meeting.

2.	External Auditors

(a)	require the external auditors to report directly to the Audit Committee;

(b)	be directly responsible for the selection, nomination, retention, termination and oversight of the work of the Company’s external auditors engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, and in such regard recommend to the Board the external auditors to be nominated for approval by the shareholders;

(c)	recommend to the Board the compensation of the external auditors;

(d)	pre-approve all audit engagements and the provision by the external auditors of all non-audit services, including fees and terms for all audit engagements and non-audit engagements, and in such regard the Audit Committee may establish the types of non-audit services the external auditors shall be prohibited from providing and shall establish the types of audit, audit related and non-audit services for which the Audit Committee will retain the external auditors. The Audit Committee may delegate to one or more of its members the authority to pre-approve non-audit services, provided that any such delegated pre-approval shall be exercised in accordance with the types of particular non-audit services authorized by the Audit Committee to be provided by the external auditor and the exercise of such delegated pre-approvals shall be presented to the full Audit Committee at its next scheduled meeting following such pre-approval;

(e)	review and approve the Company’s policies for the hiring of partners and employees and former partners and employees of the external auditors;

(f)	review the annual audit plan with the external auditors;

(g)	consider, assess and report to the Board with regard to the independence and performance of the external auditors, including an evaluation of the lead partner and consideration of rotation of such lead partner and the audit firm itself; and

(h)	request and review a report by the external auditors, to be submitted at least annually, regarding the auditing firm’s relationships with the Company, internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review, of the auditing firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with any such issues.

3.	Internal Auditors

(a)	approve the annual internal audit plan and discuss internal audit’s mandate with the head of internal audit, including the staffing, responsibilities and budgets;

(b)	obtain periodic reports from the head of internal audit regarding internal audit findings and the Company’s progress in remedying any significant audit findings; and

(c)	review the scope and responsibilities and effectiveness of the internal audit team, its independence from management, its credentials, its resources and its working relationship with the external auditors.

4.	Accounting Systems, Internal Controls and Disclosure Controls

(a)	oversee management’s design and implementation of and reporting on internal controls; receive and review reports from management, the internal auditors and the external auditors with regard to the reliability and effective operation of the Company’s accounting system and internal controls;

(b)	review with senior management the controls and procedures that have been adopted by the Company to confirm that material information about the Company and its subsidiaries that is required to be disclosed under applicable law or stock exchange rules is disclosed within the required time periods;

(c)	review and discuss with management, the external auditor and internal audit compliance with the Company’s Disclosure Policy by Directors, Officers and other management personnel;

(d)	review with senior management the adequacy of the internal controls that have been adopted by the Company to safeguard assets from loss and unauthorized use, to prevent, deter and detect fraud, and to verify the accuracy of the financial records and review any special audit steps adopted in light of material weaknesses or significant deficiencies; and

(e)	review disclosures made to the Audit Committee by the Chief Executive Officer and Chief Financial Officer during their certification process for applicable securities law filings about any significant deficiencies and material weaknesses in the design or operation of the Company’s internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information required to be disclosed by the Company in the reports that it files or submits under U.S. federal securities law or applicable Canadian federal and provincial legislation and regulations within the required time periods, and any fraud, whether or not material, involving management or other employees who have a significant role in the Company’s internal control over financial reporting.

5.	Legal and Regulatory Requirements

(a)	receive and review timely analysis by management of significant issues relating to public disclosure and reporting;

(b)	review, prior to finalization, periodic public disclosure documents containing financial information, including the Management’s Discussion and Analysis and Annual Information Form;

(c)	review disclosures related to the Audit Committee required to be included in the Company’s continuous disclosure filings;

(d)	review with the Company’s General Counsel legal compliance matters, significant litigation and other legal matters that could have a significant impact on the Company’s financial statements; and

(e)	assist the Board in the oversight of compliance with legal and regulatory requirements.

6.	Risk Management

The Audit Committee will review the Company’s:

(a)	processes for identifying, assessing and managing risks;

(b)	major risk exposures and trends from all areas (i.e. financial, security) and management’s implementation of risk policies and procedures to monitor and control such exposures;

(c)	business continuity plans and disaster recovery plans; and

(d)	other risk management matters from time to time as the Committee may consider appropriate or as the Board may specifically direct.

7.	Additional Responsibilities

(a)	establish procedures and policies for the following:

(i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and

(ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;

(b)	prepare and review with the Board an annual performance evaluation of the Audit Committee;

(c)	review earnings guidance provided to analysts and rating agencies;

(d)	periodically review with senior management the status of significant taxation matters;

(e)	report regularly to the Board, including with regard to matters such as the quality or integrity of the Company’s financial statements, compliance with legal or regulatory requirements, the performance of the internal audit function, and the performance and independence of the external auditors; and

(f)	review and reassess the adequacy of the Audit Committee’s Mandate on an annual basis.

Item 17.2 — Composition of the Audit Committee

The following individuals are the members of the Audit Committee, each of whom is considered to be independent:

John H. Clappison (Chairman)

C. William D. Birchall

Stephen A. Burch

John A. MacDonald

Item 17.3 — Relevant Education and Experience

Each member of the Audit Committee is financially literate and has the ability to perform his responsibilities as a member of the Audit Committee based on his education and experience as summarized below:

Mr. Clappison (Chair)	—	Chartered Accountant; former Greater Toronto Area Managing Partner of PricewaterhouseCoopers

Mr. Birchall	—	Chartered Accountant; Director & Vice Chairman of Barrick Gold Corporation; Chairman of Barrick International Banking Corporation

Mr. Burch	—	former President and Chief Executive Officer of Virgin Media; former President of the Atlantic Division of Comcast Cable Communications

Mr. MacDonald	—	former President of Enterprise Division of MTS Allstream; former President and COO of Bell Canada and former CEO of NBTel

Item 17.4 — Reliance on Certain Exemptions

N/A

Item 17.5 — Reliance on the Exemption in Subsection 3.3(2) or Section 3.6

N/A

Item 17.6 — Reliance on Section 3.8

N/A

Item 17.7 — Audit Committee Oversight

N/A

Item 17.8 — Pre-Approval Policies and Procedures

Our policy regarding pre-approval of all audit, audit-related and non-audit services is based upon compliance with the Sarbanes-Oxley Act of 2002, and subsequent implementing rules promulgated by the SEC.

1.	Annually management provides the Audit Committee with a list of the audit-related and non-audit services that are anticipated to be provided during the year for pre-approval. The Audit Committee reviews the services with the auditor and management and considers whether the provision of the service is compatible with maintaining the auditor’s independence.

2.	Management may engage the auditor for specific engagements that are included in the list of pre-approved services referred to above for engagements if the fees do not exceed (i) $500,000 per engagement or (ii) $500,000 per quarter.

3.	The Audit Committee delegates authority to the Chairman of the Audit Committee to approve requests for services not included in the pre-approved list of services or for services not previously pre-approved by the Audit Committee. Any services approved by the Chairman will be reported to the full Audit Committee at the next meeting.

4.	A review of all audit and non-audit services and fees rendered to RCI and its subsidiaries by KPMG LLP is reviewed each quarter by the Audit Committee.

The Company’s policy regarding pre-approval of all audit, audit-related and non-audit services is based upon compliance with the Sarbanes-Oxley Act of 2002, and subsequent implementing rules promulgated by the SEC. None of the audit related fees, tax fees or all other fees described in the table below were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Item 17.9 — External Auditors’ Fees and Services

The following table presents fees for professional services rendered by KPMG LLP to us for the audit of our annual financial statements for 2012 and 2011, and fees billed for other services rendered by KPMG LLP.

Auditors’ Fees	2012		2011
	($)%		($)%
Audit Fees(1)	$6,158,529	64.5	$6,869,085	64.5
Audit-Related Fees(2)	463,044	4.8	512,731	4.8
Tax Fees(3)	1,512,418	15.8	1,197,300	11.2
All Other Fees(4)	1,421,369	14.9	2,073,755	19.5

Total	$9,555,360	100	$10,652,871	100

NOTES:

(1)	Consist of fees related to statutory audits, related audit work in connection with registration statements and other filings with various regulatory authorities, quarterly reviews of interim financial statements and consultations related to accounting matters impacting the consolidated financial statements.
(2)	Consist mainly of pension plan audits and other specified procedures engagements.
(3)	Consist of fees for tax consultation and compliance services, including indirect taxes.
(4)	Consist mainly of fees for operational advisory and risk management services and French translation of certain filings with regulatory authorities.

ITEM 18 — ADDITIONAL INFORMATION

Item 18.1 — Additional Information

Additional information including directors and officers remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans is contained in the Company’s management information circular for its most recent annual meeting of shareholders that involved the election of directors. Additional financial information is provided in the Company’s comparative financial statements for its most recently completed financial year, including the Notes thereto, and accompanying Management’s Discussion and Analysis.

The Secretary of the Company can be contacted at the Company’s principal office, located at 333 Bloor Street East, 10th Floor, Toronto, Ontario, M4W 1G9 Canada (telephone: 416.935.7777). Additional information relating to RCI is also available on SEDAR at sedar.com, on EDGAR at sec.gov, or on rogers.com/investors.